Exhibit 1

MEDIA

RELEASE

31 JULY 2014

WESTPAC APPOINTS NEW CHIEF INFORMATION OFFICER

Westpac Group Chief Executive Officer, Gail Kelly, today announced the appointment of Dave Curran as Chief Information Officer for the Group.

Mr Curran has been working at Westpac since February 2014 as a consultant on the Group’s banking technology modernisation program. In his new role he will report to Chief Operating Officer, John Arthur, and also sit on the Westpac Group Executive team.

Mrs Kelly said: “I am delighted that Dave is joining the Group Executive team in this critical role. He is a highly regarded IT and financial services professional with almost 30 years’ experience and has a proven track record in the implementation of large, complex projects.

“Dave has significant experience in bringing together both business and technology viewpoints to deliver innovative, customer-focused digital solutions. He is also well known for his passion for putting customers at the centre of everything he does, which makes him an ideal cultural fit for Westpac.”

Before joining Westpac, Mr Curran spent 10 years in senior technology roles at the Commonwealth Bank of Australia (CBA). In his most recent role as Executive General Manager of Core Banking Modernisation, Mr Curran successfully led a team of 1,400 people over a period of five years, transforming CBA’s core technology platform.

During his tenure at CBA, Mr Curran also held the position of CIO / COO for the organisation’s retail banking division and acted as Group CIO. Before CBA, he spent 16 years at Accenture, where he was a Partner, primarily consulting on financial services.

Westpac Chief Operating Officer, John Arthur, said: “Over recent months, we have been working hard to develop the next phase of our technology strategy, which is fundamental to the business achieving its broader strategy. This is why we are now elevating the CIO role to the Executive Team level. Dave has been working with us since February in helping to define this path, and he is ideally placed to lead the next phase of technology transformation at Westpac.

“We have already achieved substantial progress in our technology program, following completion of the first phase of our Strategic Investment Priorities program late last year. I look forward to seeing Dave build on this momentum,” Mr Arthur said.

Mr Curran’s appointment will take effect from Monday 8 September, 2014.

For Further Information

Samantha Stevens	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
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